Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48 Tel. excha
59-301 Lubin, Poland



05009081

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	16 June 2005	No of sheets:	18

Current report 31/2005

SUPPL

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. which was held on 15 June 2005:

Resolution Nr 1/2005
regarding election of the Chairman of the General Meeting, with the following wording:

„On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec.3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken."

JUN 20 2005

Resolution Nr 2/2005
regarding acceptance of the agenda of the General Shareholders Meeting, with the following wording:

The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 19 may 2005, Nr 97, item 5451.

II. This resolution comes into force on the date it is taken.

Resolution Nr 3/2005
regarding approval of the Supervisory Board Report on its evaluation of the Report of the Management Board on the Activities of the Company for the financial year 2004, the Financial Statements of the Company for the financial year 2004, and of the proposal of the Management Board on the distribution of Company profit for the financial year 2004 and the coverage of losses from prior financial years, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 in connection with art. 382 § 3 of the Commercial Partnerships and Companies Code, and § 20 section 2 point 3 of the Statutes of the Company, the following is resolved:

I. The Report of the Supervisory Board on its evaluation of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. for the financial year 2004, the Financial Statements of KGHM Polska Miedź S.A. for the financial year 2004, and the proposal of the Management Board on the distribution of Company profit for the financial year 2004 and the coverage of losses from prior financial years, is hereby approved.

II. This resolution comes into force on the date it is taken.

Resolution Nr 4/2005
regarding approval of the Report of the Management Board on the Activities of the Company for the financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in the financial year 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 5/2005
regarding approval of the Financial Statements of the Company for the financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation carried out by the Supervisory Board, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Financial Statements of KGHM Polska Miedź S.A. for the financial year 2004, consisting of:

- the introduction to the financial statements,
- the balance sheet as at 31 December 2004, which shows total assets and liabilities of PLN 8 948 436 405.36 [PLN 8 948 436 thousand] or eight billion, nine hundred and forty-eight million, four hundred thirty-six thousand, four hundred and five and thirty-six one-hundredths PLN,
- the income statement for the financial year for the period 1 January to 31 December 2004, which shows a net profit of PLN 1 397 169 466.02 [PLN 1 397 169 thousand] or one billion, three hundred ninety-seven million, one hundred sixty-nine thousand, four hundred and sixty-six and two one-hundredths PLN,
- the statement of changes in equity for the period from 1 January to 31 December 2004 showing an increase in equity of PLN 1 330 301 765.59 [PLN 1 330 302 thousand] or one billion, three hundred thirty million, three hundred one thousand, seven hundred and sixtyfive and fifty-nine one-hundredths PLN,
- the cash flow statement for the period 1 January to 31 December 2004, which shows total net cash flow - an increase during the financial year of PLN 46 602 038.25 [PLN 46 602 thousand] or forty-six million, six hundred two thousand, thirty-eight and twenty-five-hundredths PLN, and a change in cash and cash equivalents of PLN 46 186 045.59 [PLN 46 186 thousand] or forty-six million, one hundred eighty-six thousand, forty-five and fifty-nine one-hundredths PLN and,
- explanatory notes and additional information.

II. This resolution comes into force on the date it is taken.

Resolution Nr 6/2005
regarding the distribution of Company profit for financial year 2004 and the coverage of the loss from prior financial years, with the following wording:

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning distribution of profit for the financial year 2004, the General Shareholders Meeting hereby resolves that:

the profit of KGHM Polska Miedź S.A. for the financial year 2004 in the amount of PLN 1 397 169 466.02 [PLN 1 397 169 thousand] or one billion, three hundred ninety-seven million, one hundred sixty-nine thousand, four hundred and sixty-six and two onehundredths PLN shall be distributed in the following manner:

- to shareholders' dividends PLN 400 000 000,00, representing PLN 2,00 per share,
- to reserve capital PLN 997 169 466,02.

II. The General Shareholders Meeting hereby establishes the following:

- rights date to dividends (record date): 8 July 2005,
- dividend payment date: 2 August 2005

III. Following review of the Management Board's proposal concerning coverage of the loss from prior financial years in the amount PLN 564 818 040.48 [PLN 564 818 thousand] or five hundred sixty-four million, eight hundred eighteen thousand, forty and forty-eight onehundredths PLN, the General Shareholders Meeting hereby resolves to cover this loss by reserve capital.

IV. This resolution comes into force on the date it is taken.

Resolution Nr 7/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Wiktor Błądek – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 (during the period in which he fulfilled this function from 29 March 2004 to 31 December 2004).

II. This resolution comes into force on the date it is taken.

Resolution Nr 8/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Andrzejowi Kowalczyk – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in